

May 31, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read the statements made by International Tower Hill Mines Ltd. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K of International Tower Hill Mines Ltd. dated May 24, 2017. We agree with the statements concerning our Firm in such Form 8-K.

Very truly yours,

signed "PricewaterhouseCoopers LLP"

Vancouver, British Columbia, Canada

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Item 4.01 Changes in Registrant's Certifying Accountant

On May 24, 2017, International Tower Hill Mines Ltd. (the "Company") dismissed PricewaterhouseCoopers LLP ("PwC") as the Company's independent registered public accounting firm. The Company's decision to dismiss PwC was approved by the Audit Committee of the Company.

The reports of PwC on the financial statements of the Company included in the Company's annual reports filed on Form 10-K for the fiscal years ended December 31, 2016 and December 31, 2015 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2016 and December 31, 2015, and the subsequent interim period through May 24, 2017, there have been no: (i) disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreement in its reports on the financial statements of the Company for the periods referenced above; or (ii) "reportable events" as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company has provided PwC with a copy of the disclosures above and has requested that PwC furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above disclosures.   A copy of the letter is filed as Exhibit 16.1 to this current report on Form 8-K.